FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person SCHULTZ, CHARLES L. (Last) (First) (Middle) Burlington Northern Santa Fe Corporation 2650 Lou Menk Drive (Street) Fort Worth, TX 76131 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Burlington Northern Santa Fe Corporation (BNI) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2002 5. If Amendment, Date of Original (Month/Year) /	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director X Officer (give title below)	10% Owner Other (specify below)
Executive Vice President and Chief Marketing Officer
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, $0.01 par value	01/18/02		D	32,400 (a)	D
Common Stock, $0.01 par value	02/15/02		F	1,277 (b)	D
Common Stock, $0.01 par value	02/15/02		F	1,448 (c)	D
Common Stock, $0.01 par value	04/25/02		A	7,450 (d)	A
Common Stock, $0.01 par value	04/25/02		A	7,450 (e)	A		72,277	D
							12,047 (f)	I	By 401(k) Plan
							177	I	By IRA
							75	I	By Wife's IRA
							141	I	Indirectly by Son

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy) with tandem tax withholding rights	$27.55	04/25/02		A	52,371 (g)		(h)	04/25/12	$0.01 par value Common Stock	52,371		74,371	D
Employee Stock Option (Right to Buy) with tandem tax withholding rights	$27.55	04/25/02		A	1,210 (g)		04/25/03	04/25/12	$0.01 par value Common Stock	1,210
Employee Stock Option (Right to Buy) with tandem tax withholding rights	$27.55	04/25/02		A	1,210 (g)		04/25/04	04/25/12	$0.01 par value Common Stock	1,210
Employee Stock Option (Right to Buy) with tandem tax withholding rights	$27.55	04/25/02		A	1,209 (g)		04/25/05	04/25/12	$0.01 par value Common Stock	1,209		3,629	D

Explanation of Responses:

(a) A performance-based grant of 32,400 shares of restricted stock on 01/18/1996, pursuant to the Burlington Northern Santa Fe 1996 Stock Incentive Plan (the "1996 Plan") was cancelled on 01/18/02 because the performance-related criteria were not met.  The figure reflects the effect of the September 1, 1998 split of common stock, three-for-one through a stock dividend in which two shares were distributed for each share held as of August 17, 1998.

(b) In accordance with Rule 16b-3, the reporting person elected to withhold 1,277 shares to satisfy the withholding tax liabilities incident to a lapse of restrictions on a grant of 4,731 shares of restricted stock on 01/31/97 pursuant to the 1996 Plan.

(c) In accordance with Rule 16b-3, the reporting person elected to withhold 1,448 shares to satisfy the withholding tax liabilities incident to a lapse of restrictions on a grant of 5,090 shares of restricted stock on 01/29/99 pursuant to the 1996 Plan.

(d) The reporting person received a grant of 7,450 shares of restricted stock on April 25, 2002, pursuant to the Burlington Northern Santa Fe 1999 Stock Incentive Plan (the "1999 Plan"), with vesting contingent upon continued employment.

(e) The reporting person received a grant of 7,450 shares of restricted stock on April 25, 2002, pursuant to the 1999 Plan, with vesting contingent upon performance-based measures.

(f) Share equivalents held in the Burlington Northern Santa Fe Investment and Retirement Plan as of December 31, 2002.

(g) Stock option grant pursuant to the 1999 Plan in a transaction exempt under Rule 16b-3.

(h) This grant vests ratably over three years.

/s/ Charles L. Schultz ** Signature of Reporting Person Charles L. Schultz	01/28/03 Date

**             Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

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Last update: 09/03/2002